Salem Street Trust issued new classes of shares.  Institutional and Institutional Premium Class of Fidelity Short-Term Treasury Bond Index Fund, Fidelity Intermediate Treasury Bond Index Fund, and Fidelity Long-Term Treasury Bond Index Fund became SEC effective on October 2, 2017.